NEWS RELEASE

IGT Issues Statement Regarding Investigation of Certain Employees of its Italian subsidiary Lottomatica

LONDON, U.K. – October 29, 2020 – International Game Technology PLC (“IGT” or the “Company”) (NYSE: IGT) and its subsidiary Lottomatica Holding S.r.l (“Lottomatica”) commented today on an investigation by the Italy Judicial Authority into alleged misconduct by four current employees, two former employees of IGT’s subsidiary and people close to them, aimed at gaining unauthorized access to Lottomatica’s systems in order to identify and redeem four winning scratch-off lottery tickets.

IGT takes this incident extremely seriously, and has, since the beginning of the investigation, fully cooperated with the Judicial Authority in order to facilitate the investigation into the alleged misconduct and fully protect the integrity of its games and the interests of its customers. As a precautionary measure, the Company suspended the four employees as soon as it was aware of the investigation.

IGT has dedicated considerable resources to support the Judicial Authority, conduct an internal investigation and fully evaluate the situation. IGT has also taken prompt measures to thoroughly review its internal systems and processes designed to prevent criminal and fraudulent activities and further its state-of-the-art protections.

IGT is dedicated to meeting its obligations to its regulators as well as its customers, and remains focused on ensuring its business is conducted at the highest levels of integrity. The Company is continuing to engage authorities with full transparency to assist in their ongoing investigation into this alleged misconduct.

About IGT
IGT (NYSE:IGT) is the global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivaled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 12,000 employees. For more information, please visit www.igt.com.

Cautionary Statement Regarding Forward-Looking Statements
This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the uncertainty of the duration, extent, and effects of the COVID-19 pandemic and the response of governments, including government-mandated property closures and travel restrictions, and other third parties on the Company’s business, results of operations, cash flows, liquidity and development prospects and the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2019 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance or International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

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Contact:
Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452
Francesco Luti, +39 3485475493; for Italian media inquiries
James Hurley, Investor Relations, +1 (401) 392-7190

© 2020 IGT

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